United States securities and exchange commission logo





                              September 25, 2020

       R. Kirk Huntsman
       Chief Executive Officer
       Vivos Therapeutics, Inc.
       9137 Ridgeline Boulevard, Suite 135
       Highlands Ranch, Colorado 80129

                                                        Re: Vivos Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
31, 2020
                                                            CIK 0001716166

       Dear Mr. Huntsman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 31, 2020

       Overview, page 2

   1. We note your disclosure that published studies have shown that the patented and proprietary
technologies and protocols incorporated into the Vivos System alter the size, shape and position of
the tissues that comprise the human airway, leading to lower mean
                                                        AHI scores by up to
65.9% in patients with mild-to-moderate OSA. In an appropriate location in your
prospectus, please revise your disclosure to indicate the studies where this effect was observed and
clarify whether the Vivos System was actually used in those
                                                        studies.
   2. We note your disclosure that your DNA appliance is currently registered with the FDA for palatal expansion, that
the DNA appliance also currently has a pending 510(k) application
 R. Kirk Huntsman
FirstName LastNameR.
Vivos Therapeutics, Inc.Kirk Huntsman
Comapany 25,
September NameVivos
              2020     Therapeutics, Inc.
September
Page 2    25, 2020 Page 2
FirstName LastName
         to include additional indications of use for the treatment of mild-to-moderate OSA, snoring, and SDB in adults, and that your dentists regularly prescribe the DNA appliance to treat conditions associated with OSA. Please update your disclosure to clarify if the
         OSA uses or prescriptions would be considered off-label at this time. Our Market Opportunity, page 3

3. Your disclosure on page 21 indicates that a majority of patients being treated today for
         SDB or OSA are initially referred to pulmonologists, who may not currently use your system. Please update your estimates of market size here and on page 69 to address that pulmonologists do not currently recommend your system.
Our Competitive Strengths, page 6

4. We note your disclosure here and in other locations in your prospectus that your system can be a "potentially life-saving treatment." Please provide us with support for this disclosure or revise as appropriate.
Emerging Growth Company under the JOBS Act, page 13

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Liquidity and Capital Resources, page 56

6. We note that you have entered into a loan under the Paycheck Protection Program, pursuant to which the company borrowed $1,265,067. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven. In addition, please disclose the following:
         (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii)
         whether you expect the loan to be forgiven.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies Involving Management Estimates and Assumptions Stock-Based Compensation , page 63

7. Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented.
         Additionally, progressively bridge to the current estimated IPO price the fair value per share determinations used for any option grant since June 30, 2020. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing. Please discuss with the staff how to submit your response.
 R. Kirk Huntsman
Vivos Therapeutics, Inc.
September 25, 2020
Page 3
Current Treatments for OSA and their Limitations, page 69

8. We note your disclosure that CPAP "was generally" the "gold standard" of care for treatment of Obstructive Sleep Apnea by the medical community, and your disclosure on page 69 that CPAP therapy is the mainstay of therapy for adults with OSA. If you believe
      CPAP is no longer the "gold standard" for treatment, please revise to clarify the basis of your belief. We also note your statement that 29 to 83 percent of patients are nonadherent to CPAP therapy, although 60% or more find they are intolerant, refuse treatment or fail to continue their CPAP treatment. Please update your disclosure to clarify whether the 60%
      figure is a subset of the initial 29 to 83 percent range or is taken from a different study.
Our Solution for OSA     the Vivos System, page 70

9. We note your statement that you believe that the Vivos system is the first truly effective solution for mild-to-moderate OSA, snoring and SDB. Please explain to us why your solution is "truly effective" as compared to CPAP, MADs and surgical options.
Choice of Forum, page 115

10. We note that your forum selection provision identifies a state court located within the
      State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange
      Act.
       You may contact Michael Fay at 202-551-3812 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameR. Kirk Huntsman
                                                            Division of
Corporation Finance
Comapany NameVivos Therapeutics, Inc.
                                                            Office of Life
Sciences
September 25, 2020 Page 3
cc:       Lawrence A. Rosenbloom, Esq.
FirstName LastName